July 26, 2024

FILED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brad Skinner, Senior Assistant Chief Accountant

Re:	APA Corporation

Annual Report on Form 10-K for the fiscal year ended December 31, 2023

Filed February 22, 2024

File No. 001-40144

Ladies and Gentlemen:

APA Corporation (“APA”) submits this letter in connection with the comments from the staff of the Securities and Exchange Commission received by letter dated July 23, 2024 (the “Comment Letter”) relating to the above referenced filing of APA.

APA is working expeditiously to respond to the Comment Letter. APA respectfully requests an extension of time to respond to the inquiries contained in the Comment Letter. APA currently anticipates submitting a response to the Comment Letter on or before August 15, 2024.

Please do not hesitate to contact me at (713) 296-6800 with any concerns you may have regarding this timetable described above. Thank you for your consideration.

Respectfully,

/s/ Rebecca A. Hoyt
Rebecca A. Hoyt
Senior Vice President and Chief Accounting Officer

APA Corporation	2000 W Sam Houston Pkwy S, Suite 200, Houston, TX 77042 | apacorp.com